125 High Street – Suite 1802

Boston, MA 02110

Phone 800-225-6704    Fax 617-742-5666

September 29, 2023

Chad Eskildsen

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street N.E.

Washington, D.C. 20549

Dear Mr. Eskildsen:

The following are responses to the comments and questions by the Staff of the U.S. Securities and Exchange Commission (“SEC”) raised during a conference call held on August 16, 2023, regarding the Annual Report of Northeast Investors Trust (“the Trust”) as of September 30, 2022.

Comment/Question

Describe the analysis and factors considered to evaluate the need for disclosure under ASC 450 for the semi-annual financial statements as of March 31, 2020.

Response

In its analysis of the need for disclosure of the matter, the Trust considered the following factors, which reasonably led to the conclusion that the possibility of a loss to the Trust was remote during the period prior the September 2021 financial statements: legal uncertainties in the plaintiffs’ case against the Trust; legal uncertainties in the plaintiffs’ case against the trustees; and legal uncertainties surrounding the likelihood of indemnification of the trustees.

Uncertainties Regarding the Case against the Trust

Contrary Precedent

In November 2011, a similar situation had occurred. Specifically, the Trust reduced a retired Trustee’s payments through legal reliance on Section 11 (the “Shareholder Interest Exception”) of the 1989 agreement by and among the then current trustees regarding allocation of the trustees’ management fee (the “1989 Agreement”). The legal reliance on Section 11 in 2011 was advanced and approved by, among others, Robert Minturn, who was the Trust’s Chief Legal Officer, a Trustee, and signatory to the original Agreement. The 2011 matter was resolved by settlement amongst the trustees with no indemnification and no loss to the Trust.

As it had previously done under Mr. Minturn’s advice in the 2011 situation, the Trust relied on the Shareholder Interest Exception when reducing his payments. Mr. Minturn, who had allowed the Trust as its Chief Legal Officer to abrogate the ex-trustee’s payments under Shareholder Interest Exception now alleged in his lawsuit that the Sharehold Interest Exception meant the opposite. The Trust understood its experience in 2011, in which the Shareholder Interest Exception provided legally valid authority for reducing a former trustee’s payments, together with the deliberations that had preceded execution of the 1989 Agreement to stand for the proposition that this exception provided a clear legal basis for suspension or abrogation of payments under applicable circumstances.

Indeed, events between 2011 and 2020 made it even more likely in the Trust’s view that the Shareholder Interest Exception would be found to allow reduction or cancellation of payments to Mr. Minturn. Because the management fee decreased during the intervening period, the need to redirect portions of the fee from past trustee payments toward investment management efforts on behalf of the shareholders appeared to have, if anything, grown stronger since the prior period when Mr. Minturn had allowed the Trust to reduce another former trustee’s payments under the Agreement.

The Trust understood that the prior course of conduct by signatories to the 1989 Agreement dictated that the Shareholder Interest Exception applied to Mr. Minturn’s payments. Put simply, when Mr. Minturn filed his lawsuit, the Trust understood that the legal position to which he had not objected in 2011 was right and that his contrary 2020 legal position regarding his own payments was therefore necessarily wrong.

Legal and Regulatory Framework for Interpreting Shareholder Interest Exception

The Trust understood Mr. Minturn’s legal position to be undermined not just by his prior conflicting position, but also by the legal and regulatory framework surrounding the Agreement. The Trust understood that contemporaneous communications leading up to the Agreement’s execution demonstrated that the intent of the 1989 signatories, including Mr. Minturn, favored the Trust’s interpretation of the Shareholder Interest Exception, not Mr. Minturn’s. The Trust also understood that any ambiguity in the exceptions’s wording would be resolved in favor of the obligation under the Trust’s Deed of Trust to cover “all research and statistical services” with the management fee. Further, the Trust understood that any ambiguity in the wording of the Shareholder Interest Exception would be resolved in favor the trustees’ statutory duties under the Investment Company Act of 1940 (the “Act”) to allocate investment management compensation as necessary to investment management functions, not in favor of a former trustee’s contractual demands for remuneration after his service to the Trust had ended.

Inapplicability of ERISA

The Trust further understood Mr. Minturn’s claims under the Employee Retirement Income Security Act of 1974 (“ERISA”) would fail because the 1989 Agreement did not create an employee benefit plan on the part of the trustees for the benefit of Mr. Minturn.

Absence of Contractual Privity

The Trust further understood Mr. Minturn’s breach of contract claims against the Trust would fail because the Trust was not a party to the contract allegedly breached.

Overreach in Amounts Claimed

Mr. Minturn sued in early 2020 for $1 million, the entire amount allegedly due through the end of 2023. Because obligations that have yet to come due cannot generally be breached, the Trust understood all of Mr. Minturn’s claims for payments he expected after filing his lawsuit to be without merit. Accordingly, during the semiannual financials as of March 31, 2020, the Trust understood Mr. Minturn’s claims not only to be impaired by the legal uncertainties described above, but to amount at most to approximately $300,000 even in the slight chance that he prevailed. The amount actually owed was important. Among other things, it was considerably less than the amount in dispute in the 2011 matter, which, as indicated above, settled without loss to the Trust. These circumstances surrounding the excessive amounts claimed made the likelihood of a material loss to the Trust even more remote.

Remoteness Determination

Due to all the legal uncertainties explained above, the Trust concluded during preparation its semiannual financials as of March 31, 2020, and continued to believe over the next year or so that there was a slight chance that Mr. Minturn would prevail in his legal action against the Trust he had previously served. Therefore, the Trust made the accounting determination that the best category for the risk posed by the lawsuit that the Trust would lose to Mr. Minturn was remote.

Uncertainties Regarding the Case against the Trustees

During preparation of its semiannual financials as of March 31, 2020 and for the next year or so, the Trust understood that all the legal uncertainties described above, other than the absence of contractual privity, undermined the legal validity of Mr. Minturn’s claims against the individual trustees just as it undermined the legal validity of his claims against the Trust. Therefore, during this period the Trust viewed the risk of a loss by the individual trustees to be only slightly less remote than the remote risk of a loss by the Trust.

Uncertainties Regarding Trustee Indemnification

Apparent Obstacles

During this 2020-early 2021 period, the topic of indemnification arose rarely, if at all. This was due in part to the legal uncertainties regarding Mr. Minturn’s case against the trustees explained above. Additionally, it was not clear whether or how many trustees might seek indemnification in the chance, which appeared slight at the time, that they would lose to Mr. Minturn. Finally, there were significant legal questions as to whether the Trust would be obligated to indemnify the trustees in the chance that they lost.

Prudently, the Trust decided at the time to wait until the facts of the case became clearer, including through any discovery that might ensue, before attempting to untangle all the complex and countervailing fiduciary and regulatory questions involving the availability of indemnification in the array of potential outcomes. This was necessary because the obligation of indemnification under the Trust’s Deed of Trust and the availability of indemnification under the Act would turn on a complicated analysis of the totality of the facts and circumstances at such time, if ever, that the trustees lost and potentially requested indemnification. The Trust determined to postpone any such analysis unless and until the possibility that the trustees might lose became less remote.

Remoteness Determination

As discussed above, many then apparent weaknesses in Mr. Minturn’s case against the Trust applied to his case against the trustees, including the prior contrary precedent and course of dealing, the contemporaneous evidence of signatory intent, the conflicting statutory and regulatory scheme, and the inapplicability of ERISA. These weaknesses and the legal questions described above regarding the applicability of the Trust’s indemnification obligation to this particular and highly unusual set of facts and circumstances all combined to weigh in favor of the Trust’s determination during preparation of its semiannual financials as of March 31, 2020, and continued belief over the next year or so that the chance that the Trust would be required to indemnify any trustees was slight.

Although the remote chance that the Trust would lose never came to pass, the remote chance that the trustees would lose and then ultimately be entitled to indemnification did come to pass. The difference between a slight chance and non-extant chance is that slight chances sometimes come to pass. The fact that a particular combination of developments whereby the trustees both lost the case and were entitled to indemnification ultimately occurred (in an unusual case arising under an unusual fund management structure and fee arrangement) does not necessarily imply that the chance of such a combination’s occurrence was somehow greater than slight all along.

Comment/Question

Describe the analysis and factors considered to evaluate the need for disclosure under ASC 450 for the audited annual financial statements as of September 30, 2020.

Response

In June 2020, the Trust filed a Motion to Dismiss. In October 2020, as the audited financial statements were in the final stages of preparation, the Court dismissed the Trust from the lawsuit. The dismissal of all Mr. Minturn’s claims against the Trust reinforced the Trust’s original view that the risk that the Trust would lose the case was remote. Further, the fact that the court ruled that Mr. Minturn’s case against the individual trustees survived dismissal and would proceed to discovery did not materially alter the Trust’s prior views of the uncertainties surrounding the interpretation of the Shareholder Interest Exception or the availability of indemnification.

Comment/Question

Describe the analysis and factors considered to evaluate the need for disclosure under ASC 450 for the semi-annual financial statements as of March 31, 2021.

Response

The Trust’s reasonable bases for deeming the risks of loss to the Trust posed by Mr. Minturn’s litigation persisted during the preparation of the semi-annual financial statements as of March 31, 2021.

Comment/Question

Describe the analysis and factors considered to evaluate the need for disclosure under ASC 450 for the annual financial statements as of September 30, 2021.

Response

Case Evolution

During the summer of 2021, a number of key developments transpired. Depositions occurred, bringing facts into sharper focus. The plaintiff filed for summary judgment in July 2021, and the defendants responded to the summary judgment motion. The Trust reviewed the plaintiff’s summary judgment motion, in which the plaintiff’s counsel articulated fully for the first time the theory that the Shareholder Interest Exception was merely precatory. (This would become the theory that ultimately won summary judgment for Mr. Minturn on his breach of contract claims.) This raised the possibility that the Court might not consider the prior interpretations of the Shareholder Interest Exception or the statutory framework when deciding whether to apply the Shareholder Interest Exception to Mr. Minturn’s payments. Accordingly, in this period, the Trust began to reconsider whether the possibility that the trustees would lose and seek indemnification should still be deemed remote.

Reasonable Possibility Determination

The Trust concluded in view of these mid-2021 developments that, while the question was not free from doubt, the likelihood of such a finding had become greater than remote. This, in turn, prompted the Trust to explore further the questions surrounding the availability of indemnification. When the auditors raised questions during the preparation of the financials during the fall of 2021 as to indemnification, the Trust discussed indemnification with counsel. The Trust concluded that it remained unclear whether indemnification would be permissible. The Trust would need to wait to evaluate permissibility until the entirety of facts and circumstances surrounding any judicial findings of fact and application of law were fully known.

The Trust decided as a result of the reassessment during the fall of 2021 to treat the risk associated with future indemnification claims as no longer remote, thereby erring on the side of disclosure. Based on the factors above and for the purposes of the audited financial statements as of September 30, 2021, the Trust determined that a loss had become reasonably possible, but that the amount was inestimable. Among other things, the summary judgment outcome, the extent to which one or more trustees might seek indemnification by the Trust, the number of trustees who might seek any such indemnification, and the extent to which any such indemnification would be permissible for each trustee seeking it were all variables that were not yet sufficiently clear for the Trust to estimate loss during preparation of these financial statements. Accordingly, after discussions with the independent auditors and outside counsel, the Trust decided it was advisable to disclose the lawsuit in Note K of the financial statements and to indicate that the amount of the potential loss was unpredictable at that time. As can happen in litigation, the dynamics of the case changed over time, and the Trust revisited its prior account determinations as a result.

Comment/Question

Describe the analysis and factors considered to evaluate the need for disclosure under ASC 450 for the semi-annual financial statements as of March 31, 2022.

Response

The Trust booked a contingent liability to the March 31, 2022, semi-annual financial statements in the amount of $650,000.

ASC 450-20-30-1 states, “If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount shall be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range shall be accrued. Even though the minimum amount in the range is not necessarily the amount of loss that will be ultimately determined, it is not likely that the ultimate loss will be less than the minimum amount.”

Multiple methodologies arrived at the best estimate, all of which converged around $650,000.

On February 22, 2022, the plaintiff was awarded $794,500 by summary judgment. With this development, the potential loss ranged from $0 (win on appeal) to $794,500 (lose on appeal). By March 31, defendants had begun seeking a settlement with the plaintiff with a goal of settling at or around $850,000 for all payments due to Minturn, including the future payments under the contract, which were not part of the judgment. On a present value basis, 25 percent of any settlement would apply to future payments. The management trustee believed that the portion for future payments would not be subject to indemnification. Accordingly, $637,500 was initially considered an appropriate estimate.

Separately, after a review of appellate cases regarding similar disputes, the Trust’s management estimated that it had a roughly 20 percent chance of being successful on appeal. Accordingly, the Trust would apply a 20 percent discount to the judgment amount of $794,500, reducing the figure to roughly $650,000 including estimated interest.

Finally, the Trust took additional comfort that the amount accrued was accurate from indications from one of the trustees that he would not seek indemnification if the settlement and appeal failed and if indemnification was determined to be available. Accordingly, the Trust assumed four of the five defendants would seek in indemnification for their judgment payments if neither settlement nor a victory on appeal occurred. With this methodology, the Trust used four fifths of $794,500 or approximately $635,000 which was rounded up to $650,000 to include estimated interest owed on the judgment amount pending appeal. Pursuant to ASC 450-20-30-1 and the various estimating methodologies employed, the Trust concluded that $650,000 appeared at the time to be a better estimate than any other amount within the range.

Comment/Question

Describe the analysis and factors considered to evaluate the need for disclosure under ASC 450 for the semi-annual financial statements as of September 30, 2022.

Response

By September 30, settlement negotiations had broken down, the defendants and plaintiffs had submitted appellate arguments, and circumstances had changed since March 31. The Trust determined to book a contingent liability to the September 30, 2022 annual financial statements in the amount of $794,500 after the Trust’s independent auditors questioned the Trust’s prior estimate of contingent liability during the audit of those statements. The Trust concluded as a result of this reassessment that, while its prior methodology of discounting the risk of loss was still valid, our analysis supported increasing the amount of the contingent liability booked to reflect the entire amount of the District Court’s judgment.

When all indemnification payments are approved and paid, the Trust expects that its total indemnification expenses will be approximately $650,000, which accords with the original contingent liability amount reflected in March 31, 2022 semi-annual financial statements.

Comment/Question

Describe the analysis and factors considered when wording the note on the Trust’s potential indemnification liability under service provider contracts.

Response

Note J states, “In the normal course of business, the Trust enters into contracts with service providers that contain general indemnification clauses. The Trust’s maximum exposure under these arrangements is unknown as this this would involve future claims that may be made against the Trust that have not yet occurred. However, based on experience, the Trust expects the risk of loss to be minimal.”

Note J first appeared in the audited financial statements as of September 30, 2017. The purpose of the Note was to disclose potential indemnification risk associated with contracts with service providers that the Trust engaged under services agreements to assist the trustees with the Trust’s operations. The Trust has never experienced indemnification losses related to contracts with service providers.

The note’s wording, which followed language generally used, was based on language that the Trust’s auditors found in reporting by other funds and shared with the Trust. The Trust’s counsel reviewed the draft note before the Trust used it. This note is intended to disclose the risk of indemnification with third-party service providers – not trustee or officer indemnification under the Deed of Trust itself, which is what has been sought as a result of the lawsuit. The Trust separately provided additional indemnification disclosure specifically pertaining to the Minturn lawsuit in Note K of the financials as of September 30, 2021. However, it appears this distinction may not have been evident in the presentation, and the Trust will provide clearer disclosure on future filings as necessary.

* * * * *

Please do not hesitate to contact me directly at 857-263-8111 should you have any additional comments or need any additional information.

Sincerely,

/s/David Randall
Vice President
Chief Compliance Officer